Mail Stop 3561

January 19, 2010

VIA U.S. MAIL AND FACSIMILE

Dean Li
President and Chief Executive Officer
12/F, Block D, Chang An Guo Ji
No. 88 Nan Guan Zheng Street
Beilin District, Xi'An, Shaan' Xi Province
China - 710068

Re: China Media Inc.
         Registration Statement on Form S-1
         Filed December 23, 2009
         File No. 333-163969

Dear Mr. Li:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement cover page

1. It appears that the $0.002 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $0.002 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.002 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Prospectus cover page

2. Please revise to disclose the offering price per share and the selling shareholders' net proceeds.

3. Please revise to state that the prospectus is not complete and may be changed and that the securities may not be sold until the registration statement is declared effective. Refer to Item 501(b)(10) of Regulation S-K.

4. Please revise to clarify that selling shareholders must sell at the fixed offering price until a market for your stock develops.

5. Please delete the second sentence of the antepenultimate paragraph.

Prospectus Summary, page 4

6. Please advise why Schedule 14C information statements were not filed in connection with the July 7, 2009 change of control transaction and the September 16, 2009 share exchange agreement with Vallant.

7. Please revise to discuss your operating history, including your historical net losses, that you had not generated any revenues prior to the reverse merger, and that your auditor included a going concern qualification in its most recent report.

8. Please revise the first paragraph on page 5 to briefly explain the Chinese television rating system.

9. Please revise the income statement table and elsewhere as needed to indicate losses by use of parenthesis.

Risk Factors, page 6

10. Please add a risk factor discussing the risks associated with the joint ventures you intend to use for financing your films.

11. Add a risk factor disclosing the risks associated with your directors not working for you full-time and any other conflicts of interest. We note your disclosure on page 35.

12. Add a risk factor discussing the counterparty risk associated with your two short-term loans.

Determination of Offering Price, page 11

13. Please revise to describe the factors considered in determining the $0.002 offering price.

Description of Business, page 17

14. Please delete the forward-looking statements language as it already appears in your prospectus summary.

Products and Services, page 19

15. Please revise to discuss whether production of each of your planned films is progressing according to the timeframes given on page 20. If not, explain why.

16. Please revise to discuss when during the production life cycle you expect to begin generating revenues from each of the films.

17. Revise the second table on page 20 to provide the breakdown of estimated expenses and your share of the investment by stage of production.

18. Please revise to discuss the status of any negotiations to enter into joint venture financing arrangements. Also, disclose whether you would have to delay the production and distribution of a series if you are unable to obtain sufficient joint venture investment.

Directors and Executive Officers, page 33

19. Please revise to remove marketing language. Examples include "significant experience" and "one of the most famous movie studios in China."

Executive Compensation, page 36

20. Please revise to provide executive compensation for your most recent completed fiscal year or advise.

Outside back cover page

21. Please revise to include an advisory to dealers regarding their prospectus delivery obligations. Refer to Item 502(b) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 41

22. Please revise to include the share issuance resulting from the exchange agreement with Vallant.

September 30, 2009 Unaudited Interim Financial Statements, page F-1

Recent Accounting Pronouncements

23. Reference is made to the disclosure in your annual financial statements (page F-16) on your adoption of SFAS 160 (ASC 810-10-65) effective on July 1, 2009 without an impact on the company's consolidated financial statements.   As your consolidated financial statements include significant amounts of minority interest in the consolidated balance sheet and consolidated statement of income, it appears that the disclosure and presentation of this noncontrolling interest should differ from its prior disclosure and presentation as minority interest in the consolidated financial statements.   Please revise the unaudited consolidated financial statements to disclose the adoption of SFAS 160 (ASC 810-10-65) with appropriate revisions to these unaudited consolidated financial statements accordingly. In addition, upon initial adoption of this standard, ASC 810-65-1 requires that the presentation and disclosure requirements be applied retrospectively for all periods presented. Therefore, please also revise your annual audited consolidated financial statements with similar presentation and disclosures.   We also refer you to Appendix A of this accounting pronouncement for implementation guidance with its related examples.

Note 3 – Notes Receivable, page F-5

24. In light of the highly material amount of notes receivable at approximately $3.4 million at September 30, 2009, please expand the note to state whether the amount was collected on its past due date of January 11, 2010.   If such amount was not collected at its due date, please expand the note to disclose the status of such note, including any extended payment terms, and whether management believes the note is still fully recoverable (collectible) and why no reserve (allowance) has been provided for this asset.   Please revise accordingly.

Accountant's Consent

25. Amendments to the Registration Statement on Form S-1 should contain a currently dated accountant's consent.   Manually signed consents should be kept on file for five years.   Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Joe Foti, Senior Assistant Chief Accountant at (202) 551- if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via facsimile (604) 632-1730
  Konrad Malik, Esq.
  Bacchus Law Corporation